NEWS RELEASE

ELD No. 09-28

TSX: ELD  NYSE: EGO

November 25, 2009

Tanjianshan 323 Zone Exploration Update

Mineralization Expands,  15.5 m @ 15.79 g/t

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce results of ongoing drilling of our newly discovered zone of gold mineralization (“323 zone”) at the Tanjianshan Mine in China.  The new diamond drilling has confirmed results of the discovery reverse circulation drill holes, previously announced in a news release dated August 12, 2009, and has established continuity of the mineralized zone over a minimum strike length of 300 meters (“m”) (see Figure)   A summary of assay results from 8 drill holes for which results have been received is provided in Table 1.  These include an interval of 15.5m grading 15.79 g/t (QD143) downdip from the discovery drill holes, an interval of 18.0m grading 4.53 g/t (QD165) 100m northwest of the discovery drill holes, and an interval of 9.0m grading 1.49 g/t (QD167) 200m southeast of the discovery drill  holes.  The zone remains open along strike and down dip.

   Table 1

Drill hole ID	From (m)	To (m)	Length (m)*	Au grade (g/t)
QD142	79.15	96.15	17.0	6.21
QD143	123.8	139.3	15.5	15.79
QD147	141.1	150.0	8.9	5.01
QD150	199.5	206.15	6.65	1.12
QD154	141.5	152.5	11.0	2.61
including	141.5	145.3	3.8	5.04
QD156	Results pending
QD157	Results pending
QD165	48.0	66.0	18.0	4.53
QD167	176.0	185.0	9.0	1.49
QD168	Results pending
QD169	56.5	58	1.5	2.20

* Note: Assay widths are approximately true width

The high grade intersections define a steeply dipping, northwest-striking mineralized zone that shows strong lithologic and structural similarities to the QLT deposit located 2 km to the north (293,000 ounces of gold produced at an average grade of 6.1 g/t Au).  Host rocks are fine-grained calcareous meta-siltstones, meta-sandstones, and dolomite, with finely disseminated pyrite overprinted by moderate to strong silicification and ankerite alteration.   Definition diamond drilling of the 323 zone will continue through late 2009 and 2010.

“With three drills active on the zone, we look forward to continued expansion of the mineralization through 2010”,   commented Paul Wright, President and Chief Executive Officer.

RAB drilling to the south east of 323 zone has defined an additional, west northwest trending zone of anomalous gold values extending over  5 km, which will be tested by diamond drilling in 2010.

Stephen Juras, Ph.D., P.Geo., Director, Technical Services is the qualified person for the technical disclosure in this press release. Samples from our Tanjianshan project are prepared at Eldorado’s on site facility.  The samples were assayed at the ALS Chemex facility in Guangzhou, China.  Analysis for gold is done on sawn half core samples using fire assay methods. Standard reference materials, blank and field duplicate samples were inserted prior to shipment from site to monitor the quality assurance of the assay data.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the Transaction and the impact of the implementation of the Transaction on Eldorado, its operations, financial position and gold production.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the price of gold, anticipated costs and expenditures and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: the completion of the Transaction being subject to the satisfaction of certain conditions, including obtaining Sino Gold shareholder approval, court approval, and other regulatory approvals; the number of shares issued is subject to certain adjustments, including conversions of options and warrants; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; ability to complete acquisitions; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Tanjianshan 2009 Diamond Drilling Program

4243000 N
630800 E
630900 E
631000 E
631100 E
631200 E
631300 E
Approximate outline of
RAB gold anomaly
N
W
E
S
4242900 N
4242800 N
4242700 N
4242600 N
4242500 N
4242400 N
4242300 N
4242200 N
QD168
QD164
QD144
18.0m / 4.53 g/t
QD165
QD170
QD161
QD156
QD152
QD145
QD143
15.5m / 15.79 g/t
QD162
QD142
17.0m / 6.21 g/t
QD155
QD153
10.1m / 5.95 g/t
4.7m / 2.99 g/t
4.3m / 12.03 g/t
QD147
8.9m / 5.01 g/t
QD151
QD169
1.5m / 2.2 g/t
QD160
QD154
11.0m / 2.61 g/t
incl. 3.8m / 5.04 g/t
QD157
QD158
QD163
QD167
QD148
9.0m / 1.49 g/t
QD150
6.65m / 1.12 g/t
QD159
Discovery
Section
QD149
QD146
Legend
Holes with mineralized intervals
Holes with results pending
Holes with no significant results
(m)